UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BONTAN CORPORATION INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09852M101
(CUSIP Number)

Pinetree Capital Ltd.
The Exchange Tower
130 King Street West, Suite 2810
Toronto, Ontario, Canada
 M5X 1A9
Telephone: (416) 941-9600
Attention: Richard Patricio
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.
Davis & Gilbert LLP
1740 Broadway
New York, New York 10019
(212) 468-4800

January 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 9 pages

CUSIP No. 09852M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Pinetree Resource Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) (B)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
	7	SOLE VOTING POWER 0 (See Items 2 and 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,501,000 (See Items 2 and 5)
	9	SOLE DISPOSITIVE POWER 0 (See items 2and 5)
	10	SHARED DISPOSITIVE POWER 4,501,000 (See Items 2 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,000 (See Items 2 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See items 2 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 9 pages

CUSIP No. 09852M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Genevest Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) (B)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta
	7	SOLE VOTING POWER 0 (See Items 2 and 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,501,000 (See Items 2 and 5)
	9	SOLE DISPOSITIVE POWER 0 (See Items 2 and 5)
	10	SHARED DISPOSITIVE POWER 4,501,000 (See Items 2and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,000 (See Items 2 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 9 pages

CUSIP No. 09852M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Emerald Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) (B)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta
	7	SOLE VOTING POWER 0 (See Items 2 and 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,501,000 (See Items 2 and 5)
	9	SOLE DISPOSITIVE POWER 0 (See Items 2 and 5)
	10	SHARED DISPOSITIVE POWER 4,501,000 (See Items 2and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,000 (See Items 2 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 9 pages

CUSIP No. 09852M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Pinetree Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) (B)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
	7	SOLE VOTING POWER 0 (See Items 2 and 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,501,000 (See Items 2 and 5)
	9	SOLE DISPOSITIVE POWER 0 (See Items 2 and 5)
	10	SHARED DISPOSITIVE POWER 4,501,000 (See Items 2and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,000 (See Items 2 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 9 pages

CUSIP No. 09852M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Sheldon Inwentash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) (B)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
	7	SOLE VOTING POWER 1,250,000 (See Items 2 and 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,501,000 (See Items 2 and 5)
	9	SOLE DISPOSITIVE POWER 4,501,000 (See Items 2 and 5)
	10	SHARED DISPOSITIVE POWER 4,501,000 (See Items 2and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,751,000 (See Items 2 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 9 pages

This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D filed on April 27, 2006 (the "Schedule 13D") by Pinetree Resource Partnership, a general partnership formed under the laws of the Province of Ontario, Canada ("Pinetree Resource"), Pinetree Capital Ltd., a corporation formed under the laws of the Province of Ontario, Canada, Genevest inc., a corporation formed under the laws of the Province of Alberta, Canada, Emerald Capital Corp., a corporation formed under the laws of the Province of Alberta, Canada and Sheldon Inwentash relates to the common stock, no par value per share, of Bontan Corporation Inc., a corporation formed under the laws of the Province of Ontario, Canada. All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)
As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 4,501,000 shares of Common Stock (the “PR Shares”), representing approximately 13.7% of the number of shares of Common Stock outstanding of the Company.  As of the date hereof, Inwentash is deemed to beneficially own an aggregate of 5,751,000 shares of Common Stock, representing approximately 17.0% of the number of shares of Common Stock outstanding of the Company.  This amount includes the PR Shares and 1,250,000 shares of Common Stock that Inwentash owns directly (the “Inwentash Shares”).  As reported in its most recent annual report on Form 20-F, the Company had 30,820,743 shares of Common Stock outstanding on March 31, 2009.

(b)
By virtue of Pinetree Resource’s direct ownership of the PR Shares and Pinetree Capital, Genevest and Emerald’s ownership and control of Pinetree Resource, Pinetree Capital, Genevest, Emerald and Pinetree Resource may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.

Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares.  By virtue of his position as Chief Executive Officer of Pinetree Capital, Inwentash may be deemed to have shared power to vote the PR Shares.  Inwentash disclaims beneficial ownership of the PR Shares.

(c)	Pinetree Resource made the following sales in the past 60 days:

Date	Securities sold	Price per share	Nature of Transaction
August 13, 2009	220,000	$0.15	Open market
September 10, 2009	140,000	$0.19	Open market

Page 7 of 9 pages

Inwentash made the following sales in the past 60 days:

Date	Securities sold	Price per share	Nature of Transaction
August 4, 2009	10,000	$0.113	Open market
August 5, 2009	15,000	$0.102	Open market
August 6, 2009	53,000	$0.13	Open market
August 6, 2009	75,000	$0.117	Open market
August 11, 2009	25,000	$0.13	Open market
August 13, 2009	22,000	$0.13	Open market
August 18, 2009	15,000	$0.18	Open market
August 21, 2009	20,000	$0.18	Open market
September 8, 2009	100,000	$0.19	Open market
September 9, 2009	100,000	$0.19	Open market
September 10, 2009	100,000	$0.19	Open market
September 11, 2009	200,000	$0.20	Open market
September 21, 2009	15,000	$0.272	Open market

(d)	Not applicable.

(e)	Not applicable.

Page 8 of 9 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:September 23, 2009

PINETREE RESOURCE PARTNERSHIP

By:	/s/ Larry Goldberg
Name: Larry Goldberg
Title: Authorized Signing Officer

GENEVEST INC.

By:	/s/ Larry Goldberg
Name: Larry Goldberg
Title: Authorized Signing Officer

EMERALD CAPITAL CORP.

By:	/s/ Larry Goldberg
Name: Larry Goldberg
Title: Authorized Signing Officer

PINETREE CAPITAL LTD.

By:	/s/ Larry Goldberg
Name: Larry Goldberg
Title: Executive Vice President and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Page 9 of 9 pages